 Animas Resources Ltd.

TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

19 April 2012

NR 12 - 2

Animas advances metallurgical test work planning and land access at the Santa Gertrudis Gold Project, Mexico.

Animas Resources Ltd. (TSX.V: ANI) continues to advance its land access case against several Mexican citizens, and the Company hopes to regain property access and surface rights shortly. While work continues on the land access issues, Animas has contracted Process Engineering L.L.C. to advise the Company on metallurgical test work.  Additionally, the Company has received all environmental permits necessary for exploration drilling at the Santa Gertrudis gold project, and a drill contractor has been selected. Exploration program planning for the 100% owned Desierto property also is in progress.

Santa Gertrudis Property Access Update

In October, 2011, Animas announced that a Mexican citizen and his associates had blocked access to a large portion of the 100% owned Santa Gertrudis Gold Property, and had sampled material from the heap leach pads that remain on-site from previous mining operations (Campbell Resources and Phelps Dodge Corp). These leach pads are located on mineral concessions currently held in good standing by Animas, and the Company also has a current surface rights/use agreement with the surface owners (Ejido Seis de Enero).

Since October, Animas has been vigorously fighting this illegal action through the Mexican legal system, and to date, the Company has made significant progress towards resolving the issue.  A criminal legal action against the involved Mexican individuals was filed late last year with the Ministerio Publico in Magdalena, Sonora, and in recent months, the Company has had very productive discussions with both the Sonora State Attorney General's office (Procuraduria General) and the office of the Secretary of Economy (Secretaria de Economia).  The State Attorney General and the Secretary of Economy both strongly support the Company's position, and it is expected that the Company will be granted provisional restitution (full access) of the property while the matter moves through the Mexican court system.

Santa Gertrudis Gold Project Exploration & Metallurgical Plans

Although only a relatively minor amount of physical work has been done on the property since October 2011, during this time the Company has made extensive plans for future work on the project. Process Engineering L.L.C. (Eugenio Iasillo P.E.) of Tucson, Arizona has been contracted to advise the Company on a metallurgical test program to support the flow sheet contemplated for the project, and bids for this planned work have been received from  three highly-respected, competent independent, metallurgical test labs (Kappes Cassidy and Associates, Metcon Research, and McClelland Laboratories). Discussions have also be held with Herbert E. Welhener of Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona, and IMC have agreed to provide preliminary resource modeling, mine planning, and preliminary economic scoping studies for Animas. Environmental and drilling permits have now been approved by SEMARNAT, and  Major Drilling de Mexico SA de CV has been contracted to do a minimum of 5,000 meters of diamond core drilling in the Cristina, Trinidad, and Silicoso areas of the Santa Gertrudis Gold Project.

Additional Activities Planned for 2012 - Desierto and Ariel Properties

In addition to the legal activities and program planning work at Santa Gertrudis, the Company has continued to review high quality gold submittals within the Sonora Gold Belt, plan for additional work on the 100% Animas-held Desierto prospect near Sonoyta, Sonora, and review possible high-quality mergers/acquisitions.

The Company continues to have outside interest in the Ariel copper porphyry prospect near Nacozari, Sonora. Two major companies recently reviewed Animas' data from the property and their interest was strong enough that they have scheduled site visits for mid-April 2012.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected